# Buhrmann

Leaders in business services and distribution



annual report 2003

As an international business services and distribution group, Buhrmann is the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks second. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the Internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continuing operations generate annual sales of around EUR 7 billion with over 18,000 employees in 18 countries.

| in millions of euro | 3rd quarter | | | | January - September | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2003 | 2002 | ▲ in EUR | ▲ at constant rates | 2003 | 2002 | ▲ in EUR | ▲ at constant rates |
| Net sales | 2,053.3 | 2,408.9 | -14.8% | -8.6% | 6,342.6 | 7,523.0 | -15.7% | -6.9% |
| EBITDA* | 80.0 | 95.8 | -16.5% | -10.0% | 304.1 | 344.2 | -11.7% | -0.7% |
| Net profit** | 6.8 | 14.4 | -52.7% | -42.1% | 112.5 | 86.1 | 30.6% | 48.2% |
| Net result | -6.1 | -2.3 | 164.8% | | 73.4 | 33.2 | 121.1% | |
| in euro | | | | | | | | |
| Net profit** per ordinary share (fully diluted) | 0.03 | 0.08 | -62.5% | | 0.66 | 0.50 | 32.0% | |
| **Key figures excluding exceptional items** | | | | | | | | |
| Net profit** (EUR mln) | 6.2 | 14.4 | -56.9% | -47.8% | 18.7 | 86.1 | -78.3% | -68.7% |
| Net profit** per share, (fully diluted, in euro) | 0.03 | 0.08 | -62.5% | | 0.07 | 0.42 | -82.9% | |

\* Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

\*\*Net profit from operations before amortisation of goodwill.

## Outlook

Comparable office supplies sales (i.e. excluding software) of the Office Products North America Division for the fourth quarter of 2003 are expected to be around the same level as last year, while software sales are expected to improve from the weak third quarter of this year. The weakness in the sales of the European Office Products and Graphic Systems operations is likely to persist during the remainder of the year. Available cash flow from continuing operations is expected to be positive in the fourth quarter.

## CEO's statement

Commenting on the developments in the third quarter of 2003, Buhrmann CEO Frans Koffrie said: "Organic office supplies sales, excluding software, in North America - our largest market - remained stable for the second consecutive quarter compared with the corresponding period a year ago. Although comparable software sales were markedly lower, the Office Products North America Division reported third quarter operating results that were slightly higher than a year ago on a local currency basis. The lower overall performance of the Office Products Europe Division is mainly attributable to operating losses in the UK and in Germany. We have appointed a new Managing Director in the UK, who has already taken steps to strengthen the sales organisation and to further reduce costs. We continue to implement the restructuring programme in Germany. The positive available cash flow from operations allowed us to further reduce debt. In addition, the completion of the sale of the Paper Merchanting Division at the end of October resulted in a substantial reduction of interest-bearing debt. After this transaction Buhrmann has become an even more focused leader in business services and distributions, predominantly for the office markets."

## Summary third quarter 2003

- Third quarter sales decreased by 14.8% to EUR 2,053 million, while they were 8.6% lower at constant exchange rates. Organically, office supplies sales (i.e. excluding software) in North America reached the same level as a year ago. Software sales, however, were significantly lower compared to a year ago. In addition, reduced sales levels in Europe have more than offset the higher sales recorded by the Corporate Express Australia Division.
- Total operating costs for the third quarter were reduced by 3% at constant exchange rates compared to the previous year. As a consequence of previously announced restructurings, head-count was reduced by 333 FTE's to 23,330 at the end of the third quarter.
- The Divisions Office Products North America and Paper Merchanting reported higher third quarter operating profits on a local currency basis, compared to the previous year. Corporate Express Australia performed in accordance with market expectations. This was offset by lower operating profits from the Office Products Europe and Graphic Systems Divisions. In addition, currency exchange rate movements caused a negative translation effect on the Group's EBITA of about EUR 5 million.
- The net result for the third quarter totalled a loss of EUR 6.1 million, compared to a loss of EUR 2.3 million for the third quarter of last year.

- Compared to the same period of last year four quarter rolling average working capital as a percentage of sales decreased from 13.0% a year ago to 12.8% (a reduction of EUR 227 million year-on-year). Available cash flow amounted to a positive EUR 33.0 million in the third quarter (third quarter 2002: EUR 25.5 million).

- As previously announced, the sale of the Paper Merchanting Division was completed on 31 October and the proceeds have been applied to bring down interest-bearing debt to a level of about EUR 0.9 billion.

### Cash flow and financing

The third quarter cash flow performance – with available cash flow totalling EUR 33.0 million positive – reflects our ongoing success in working capital management. The improvement is attributable to progress in inventory management as stocks could be rationalized. Receivables outstanding have been reduced both in absolute and in relative terms, owing to further improved execution of our sales routines. At constant exchange rates, the reduction in working capital was 13.6% compared to the third quarter of 2002, totalling EUR 996.1 million at the end of the third quarter of this year. Average working capital as a percentage of sales improved to 12.8% on a rolling four quarters basis from 13.0% a year ago.

In line with our current priority, interest-bearing debt was reduced to EUR 1,498 million at quarter-end, versus EUR 1,900 million per 30 September 2002 and EUR 1,548 million at the end of the second quarter of this year. The decline in the third quarter includes a positive translation effect of EUR 17 million. Since the completion of the sale of the Paper Merchanting Division took place at the end of October, the additional debt reduction will be included in the fourth quarter financial statements. The sale price amounted to EUR 706 million. After deduction of estimated completion adjustments of EUR 66 million, an amount of EUR 640 million remained, of which about EUR 600 million has been applied to pay down outstanding bank loans under the Credit Facility and Securitized Notes related to Paper Merchanting.

# Review by activity

## Total Office Products operations (North America, Europe & Australia Divisions)

| in millions of euro | 3rd quarter | | | | January - September | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | ▲ in EUR | ▲ at constant rates | 2003 | 2002 | ▲ in EUR | ▲ at constant rates |
| Net sales | 1,312.4 | 1,573.7 | -16.6% | -8.9% | 4,066.0 | 4,944.2 | -17.8% | -6.1% |
| Added value | 346.0 | 394.7 | -12.3% | -4.5% | 1,067.8 | 1,289.7 | -17.2% | -5.2% |
| EBITA | 47.2 | 57.9 | -18.4% | -13.0% | 149.9 | 218.0 | -31.3% | -20.5% |
| Average capital employed | 824.8 | 1,082.1 | -23.8% | -15.6% | 891.5 | 1,180.5 | -24.5% | -12.7% |
| **Ratios** | | | | | | | | |
| Added value/net sales | 26.4% | 25.1% | | | 26.3% | 26.1% | | |
| EBITA/net sales | 3.6% | 3.7% | | | 3.7% | 4.4% | | |
| EBITA/average capital employed | 22.9% | 21.4% | | | 22.4% | 24.6% | | |

After the sale of the Paper Merchanting Division, Buhrmann's global Office Products operations represent about 93% of the Group's total annual sales. Overall third quarter sales of the Office Products operations reached a level of EUR 1.3 billion.

With an annual run rate of EUR 1.7 billion, Internet orders account for about 33% of the office products sales. Third quarter operating profit (EBITA) of the Office Products operations totalled EUR 47.2 million.

## Office Products North America

*in millions of euro*

| | 2003 | 2002 | ▲ in EUR | ▲ at constant rates | 2003 | 2002 | ▲ in EUR | ▲ at constant rates |
|---|---|---|---|---|---|---|---|---|
| | | | | 3rd quarter | | | | January - September |
| Net sales | 955.3 | 1,203.5 | -20.6% | -10.4% | 2,972.8 | 3,788.2 | -21.5% | -6.9% |
| Added value | 249.1 | 295.0 | -15.5% | -4.9% | 774.8 | 980.8 | -21.0% | -5.8% |
| EBITA | 37.8 | 40.9 | -7.6% | 1.3% | 120.3 | 172.9 | -30.4% | -16.9% |
| Average capital employed | 637.6 | 870.1 | -26.7% | -16.5% | 697.9 | 968.3 | -27.9% | -13.9% |

**Ratios**

| | 2003 | 2002 | | | 2003 | 2002 | | |
|---|---|---|---|---|---|---|---|---|
| Added value/net sales | 26.1% | 24.5% | | | 26.1% | 25.9% | | |
| EBITA/net sales | 4.0% | 3.4% | | | 4.0% | 4.6% | | |
| EBITA/average capital employed | 23.7% | 18.8% | | | 23.0% | 23.8% | | |

On a local currency basis third quarter operating profit (EBITA) of the Office Products North America Division increased by 1.3% compared to the corresponding period of last year. Software sales and operating profit were significantly lower than in the third quarter of 2002, when sales strongly benefited from pro-motional activities of a major supplier. The shortfall was offset by a strong performance in the core office supply business, which experienced a significant profit increase due to a double-digit increase in productivity. Overall, the Division decreased costs by 7% on a local currency basis. Organic office supplies sales (i.e. excluding software) reached the same level as in the third quarter of last year.

The Division's overall added value as a percentage of sales was up to 26.1% versus 24.5% a year ago, due to a shift in the sales mix from software to office supplies sales. The office supplies activities (i.e. excluding software) recorded a slightly lower added value as a percentage of sales compared to both the third quarter of last year and the second quarter of this year. While we are finalising the alignment of our sales organisation and marketing activities to business segment priorities, we continue to be successful in our historically strong large and strategic account segment. New account wins compensated for the reduced sales volumes experienced at existing customers.

## Office Products Europe / Australia

*in millions of euro*

| | 2003 | 2002 | ▲ in EUR | ▲ at constant rates | 2003 | 2002 | ▲ in EUR | ▲ at constant rates |
|---|---|---|---|---|---|---|---|---|
| | | | | 3rd quarter | | | | January - September |
| Net sales | 357.1 | 370.2 | -3.5% | -4.0% | 1,093.1 | 1,156.0 | -5.4% | -3.6% |
| Added value | 96.8 | 99.7 | -2.9% | -3.5% | 293.1 | 308.9 | -5.1% | -3.4% |
| EBITA | 9.4 | 17.0 | -44.5% | -47.8% | 29.6 | 45.1 | -34.5% | -33.7% |
| Average capital employed | 187.1 | 212.0 | -11.7% | -12.1% | 193.6 | 212.2 | -8.8% | -7.6% |

**Ratios**

| | 2003 | 2002 | | | 2003 | 2002 | | |
|---|---|---|---|---|---|---|---|---|
| Added value/net sales | 27.1% | 26.9% | | | 26.8% | 26.7% | | |
| EBITA/net sales | 2.6% | 4.6% | | | 2.7% | 3.9% | | |
| EBITA/average capital employed | 20.1% | 32.0% | | | 20.4% | 28.4% | | |

Third quarter sales of the Office Products Europe Division decreased as a result of a disappointing performance from the operations in the UK and Germany. The decline in overall sales outpaced the benefits from the implemented cost reductions. A new Managing Director has been appointed for the UK operations, who has already started strengthening the sales organisation and implementing cost reduction measures. A good sales performance in office supplies in Germany could not compensate for a postponement of discretionary spending by customers, particularly with regard to furniture and copiers. While maintaining a good level of profitability, office supplies sales of the Benelux operations are suffering from the weakening economic circumstances. These operations are expected to benefit from the efficiency gains that can be achieved with the new logistics centre that has become fully operational in the third quarter. The smaller operations in other

European countries continued their good performance. The Office Products Australia Division also maintained its double-digit sales growth.

The Office Products Europe and Australia Divisions combined reported a total third quarter operating profit (EBITA) of EUR 9.4 million.

## Graphic Systems

*in millions of euro*

| | 3rd quarter | | | January - September | | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | ▲ in EUR | 2003 | 2002 | ▲ in EUR |
| Net sales | 91.8 | 109.3 | -16.1% | 258.6 | 322.2 | -19.7% |
| Added value | 21.2 | 24.9 | -14.8% | 60.1 | 76.3 | -21.2% |
| EBITA | -3.0 | 2.0 | -252.7% | -13.6 | 5.6 | -341.5% |
| Average capital employed | 126.7 | 121.0 | 4.7% | 129.9 | 122.6 | 6.0% |
| **Ratios** | | | | | | |
| Added value/net sales | 23.1% | 22.8% | | 23.3% | 23.7% | |
| EBITA/net sales | -3.3% | 1.8% | | -5.3% | 1.7% | |
| EBITA/average capital employed | -9.4% | 6.5% | | -14.0% | 6.1% | |

Third quarter sales of the Graphic Systems Division did not reach the level of last year. Printers chose to postpone capital investments in the wake of continued low business volumes in the market for print publications. The Division's order intake was low in the Benelux and Italy in particular, with the order intake in September being below our expectations. An operating loss (EBITA) of EUR 3 million was recorded in the third quarter. Despite a forecast positive operating result in the fourth quarter, the Division's full year operating result will be negative.

## Paper Merchanting

*in millions of euro*

| | 3rd quarter | | | | January - September | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | ▲ in EUR | ▲ at constant rates | 2003 | 2002 | ▲ in EUR | ▲ at constant rates |
| Net sales | 649.1 | 725.9 | -10.6% | -6.9% | 2,018.0 | 2,256.6 | -10.6% | -6.8% |
| Added value | 101.4 | 109.0 | -7.0% | -2.8% | 319.6 | 346.9 | -7.9% | -3.4% |
| EBITA | 12.8 | 13.6 | -5.7% | 1.7% | 40.0 | 51.6 | -22.5% | -17.6% |
| Average capital employed | 602.9 | 689.6 | -12.6% | -9.6% | 611.3 | 687.3 | -11.1% | -7.8% |
| **Ratios** | | | | | | | | |
| Added value/net sales | 15.6% | 15.0% | | | 15.8% | 15.4% | | |
| EBITA/net sales | 2.0% | 1.9% | | | 2.0% | 2.3% | | |
| EBITA/average capital employed | 8.5% | 7.9% | | | 8.7% | 10.0% | | |

Third quarter sales of the Paper Merchanting Division totalled EUR 649 million, decreasing 6.9% at constant exchange rates. On average paper prices per tonne decreased by 4%, while volumes were 3% less than in the third quarter of 2002. Third quarter operating result (EBITA) totalled EUR 12.8 million, reflecting an increase of 1.7% at constant exchange rates. The earnings improvement is attributable entirely to cost savings, which were achieved on the basis of the restructuring measures that have been implemented. The achieved margin improvement reflects the Division's strict policy to preserve prices and margins. The results of the division will be included in Buhrmann's consolidated accounts for this year up to 31 October 2003.

## Holdings

Third quarter operating result (EBITA) reported under 'Holdings' totalled EUR 4.0 million negative. Excluding exceptional items related to among others the final settlement of acquisitions, holding costs totalled EUR 4.6 million in the third quarter of this year (2002: EUR 5.3 million).

---

### Accounting policies

Buhrmann's accounting policies did not change compared with the principles applied in the Group's financial statements for 2002, with the exception of:

- Exceptional items – In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in the Netherlands, results that are not directly related to normal business operations in the period under review are treated as exceptional (comparable 2002 figures will be restated).
- Revenue recognition (for equipment sales of the Graphic Systems Division) – Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

It is noted that, as per 2002 financial statements, working capital as part of capital employed has been presented excluding cash, deposits, accruals for income tax and interest. This change has been implemented in the figures retrospectively. In addition, as per Annual Report 2002, organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

The figures included in this report were not audited by the external accountant.

## Consolidated profit and loss account

| in millions of euro | 3rd quarter 2003 | 3rd quarter 2002 | change | January – September 2003 | January – September 2002 | change |
|---|---|---|---|---|---|---|
| Net sales | 2,053.3 | 2,408.9 | (14.8%) | 6,342.6 | 7,523.0 | (15.7%) |
| Cost of sales | (1,584.7) | (1,880.4) | (15.7%) | (4,895.0) | (5,810.3) | (15.8%) |
| Added value | 468.6 | 528.5 | (11.3%) | 1,447.6 | 1,712.7 | (15.5%) |
| Operating costs | (389.2) | (432.7) | (10.1%) | (1,207.3) | (1,368.5) | (11.8%) |
| Exceptional results | 0.6 | – | | 63.8 | – | |
| EBITDA | 80.0 | 95.8 | (16.5%) | 304.1 | 344.2 | (11.7%) |
| Depreciation | (27.0) | (27.6) | (2.4%) | (79.9) | (85.3) | (6.4%) |
| EBITA | 53.0 | 68.2 | (22.2%) | 224.2 | 258.9 | (13.4%) |
| Amortisation of goodwill | (12.9) | (16.7) | (22.8%) | (39.0) | (52.9) | (26.2%) |
| Operating result (EBIT) | 40.1 | 51.4 | (22.0%) | 185.2 | 206.0 | (10.1%) |
| | | | | | | |
| Net financing costs | (41.4) | (48.9) | | (132.6) | (156.8) | |
| Result on ordinary operations before tax | (1.3) | 2.5 | | 52.6 | 49.2 | |
| Taxes | (1.5) | (1.7) | | (0.1) | (19.3) | |
| Exceptional tax items | – | – | | 30.0 | – | |
| Other financial results | 0.6 | 0.2 | | 0.6 | 12.8 | |
| Minority interests | (4.0) | (3.3) | | (9.8) | (9.4) | |
| Net result on ordinary operations | (6.1) | (2.3) | 164.6% | 73.4 | 33.2 | 121.1% |
| | | | | | | |
| Extraordinary result net | (0.0) | 0.0 | | (0.0) | 0.0 | |
| Net result | (6.1) | (2.3) | 164.6% | 73.4 | 33.2 | 121.1% |
| Net profit on ordinary operations before amortisation of goodwill | 6.8 | 14.4 | (52.7%) | 112.5 | 86.1 | 30.6% |
| Net profit on ordinary operations before amortisation of goodwill and exceptional items | 6.2 | 14.4 | (56.9%) | 18.7 | 86.1 | (78.3%) |
| | | | | | | |
| **Ratios** | | | | | | |
| Added value as a % of net sales | 22.8% | 21.9% | | 22.8% | 22.8% | |
| EBITDA as a % of net sales | 3.9% | 4.0% | | 4.8% | 4.6% | |
| EBITA as a % of net sales | 2.6% | 2.8% | | 3.5% | 3.4% | |
| EBIT as a % of net sales | 2.0% | 2.1% | | 2.9% | 2.7% | |
| | | | | | | |
| **Ratios, exluding exceptional operating costs / income ('E')** | | | | | | |
| EBITDAE as a % of net sales | 3.9% | 4.0% | | 3.8% | 4.6% | |
| EBITAE as a % of net sales | 2.6% | 2.8% | | 2.5% | 3.4% | |
| EBITE as a % of net sales | 1.9% | 2.1% | | 1.9% | 2.7% | |

| in millions of euro | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|
| Net result from ordinary operations | (6.1) | (2.3) | 73.4 | 33.2 |
| Dividend preference shares A | (2.8) | (2.8) | (8.4) | (8.4) |
| **Net result on ordinary operations for ordinary shares** | **(9.2)** | **(5.1)** | **64.7** | **24.8** |
| Add back: amortisation of goodwill | 12.9 | 16.7 | 39.0 | 52.9 |
| **Total (before amortisation of goodwill)** | **3.7** | **11.6** | **103.8** | **77.7** |
| | | | | |
| Average number of ordinary shares basic (x 1,000) | 136,177 | 132,113 | 134,145 | 131,719 |
| Options | 588 | – | 588 | – |
| Conversion preference shares C | 24,131 | 22,838 | 24,131 | 22,838 |
| Average number of ordinary shares fully diluted (x 1,000) | 160,896 | 154,951 | 158,864 | 154,557 |

*Per ordinary share (in euro)*

**Net result from ordinary operations available to holders**
 **of ordinary shares before amortisation of goodwill**

| | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|
| | **0.03** | **0.08** | **0.66** | **0.50** |

## Consolidated cash flow statement

| | 3rd quarter | | January - September | |
|---|---|---|---|---|
| in millions of euro | 2003 | 2002 | 2003 | 2002 |
| EBITDA | 80.0 | 95.8 | 304.1 | 344.2 |
| Additions to / (release of) provisions | 4.8 | 0.5 | 9.8 | (4.4) |
| **Operating result on a cash basis** | **84.8** | **96.3** | **313.9** | **339.8** |
| | | | | |
| (Increase) / decrease in inventories | 16.2 | (16.2) | 25.7 | (19.4) |
| (Increase) / decrease in trade receivables | 56.4 | 124.9 | 153.0 | 167.3 |
| Increase / (decrease) in trade creditors | (73.5) | (119.6) | (168.8) | (244.7) |
| (Increase) / decrease in other receivables and liabilities | 30.8 | 25.5 | 55.3 | 54.5 |
| **(Increase) / decrease in working capital** | **29.9** | **14.6** | **65.2** | **(42.3)** |
| | | | | |
| Financial payments | (41.0) | (46.0) | (116.0) | (151.5) |
| Other operational payments | (14.8) | (12.4) | (42.2) | (30.5) |
| **Cash flow from operational activities** | **58.9** | **52.5** | **220.9** | **115.5** |
| Investments in tangible fixed assets | (19.7) | (16.0) | (60.0) | (77.0) |
| Acquisitions, integration and divestments | (6.2) | (11.0) | (13.4) | (26.0) |
| **Available cash flow** | **33.0** | **25.5** | **147.5** | **12.5** |
| Cash flow from financing activities | (25.5) | 60.1 | (98.3) | (62.8) |
| **Net cash flow** | **7.5** | **85.6** | **49.2** | **(50.3)** |

## Consolidated balance sheet

| in millions of euro | 30 September 2003 | 30 September 2002 | 31 December 2002 |
|---|---|---|---|
| Fixed assets | 2.666,1 | 3.596,4 | 2.861,4 |
| Current assets, inventories of trade goods | 626,8 | 732,6 | 682,7 |
| Current assets, trade receivables | 1.287,0 | 1.580,8 | 1.506,2 |
| Current assets, other receivables | 245,3 | 303,3 | 321,0 |
| Cash | 60,9 | 44,9 | 37,0 |
| **Total assets** | **4.886,2** | **6.257,9** | **5.408,4** |
| | | | |
| **Group equity** | | | |
| Shareholders' equity | 1.759,1 | 2.456,9 | 1.768,9 |
| Other group equity | 49,8 | 39,6 | 41,3 |
| | 1.808,8 | 2.496,5 | 1.810,2 |
| | | | |
| Provisions | 307,3 | 372,4 | 337,2 |
| Long-term loans | 1.378,0 | 1.828,7 | 1.677,7 |
| Current liabilities, interest-bearing | 181,0 | 116,5 | 94,3 |
| Current liabilities, trade creditors | 847,3 | 1.030,5 | 1.063,7 |
| Current liabilities, other not interest-bearing | 363,8 | 413,2 | 425,4 |
| **Total liabilities** | **4.886,2** | **6.257,9** | **5.408,4** |
| | | | |
| Working capital | 996,1 | 1.239,8 | 1.102,6 |
| Capital employed | 3.189,2 | 4.326,6 | 3.482,5 |
| Interest-bearing net-debt | 1.498,1 | 1.900,4 | 1.735,0 |

## Financial ratios

| | 30 September 2003 | 30 September 2002 | 31 December 2002 |
|---|---|---|---|
| Interest cover (EBITDA / Cash interest) 4 quarterly rolling | 2,6 | 2,7 | 2,6 |
| Group equity in % of total assets | 37,0% | 39,9% | 33,5% |
| Interest-bearing debt in % of group equity | 82,8% | 76,1% | 95,8% |

## Equity per share

| | 30 September 2003 | 30 September 2002 | 31 December 2002 |
|---|---|---|---|
| Basic number of ordinary shares outstanding (x 1,000) | 136.177 | 132.113 | 132.113 |
| Basic shareholders' equity per share (in euro) | 8,50 | 14,21 | 8,93 |
| Fully diluted number of ordinary shares outstanding (x 1,000) | 160.895 | 154.950 | 155.270 |
| Fully diluted shareholders' equity per share (in euro) | 9,81 | 14,69 | 10,20 |

## Equity reconciliation

| in millions of euro | 30 September 2003 | 30 September 2002 | 31 December 2002 |
|---|---|---|---|
| **Shareholders' equity at the start of the reporting period** | **1.769** | **2.634** | **2.634** |
| Net result year to date | 73 | 33 | (588) |
| Dividend ordinary shares for 2001 | – | (10) | (10) |
| Dividend ordinary shares for 2002 | (4) | – | – |
| Net proceeds issue ordinary shares | 6 | – | – |
| Accrual dividend preference shares A 2002 | – | – | (11) |
| Translation differences | (85) | (200) | (256) |
| **Shareholders' equity at the end of the reporting period** | **1.759** | **2.457** | **1.769** |

## Net sales

| in millions of euro | 3rd quarter 2003 | 3rd quarter 2002 | verschil | January – September 2003 | January – September 2002 | verschil |
|---|---|---|---|---|---|---|
| Office Products North America | 955.3 | 1,203.5 | (20.6%) | 2,972.8 | 3,788.2 | (21.5%) |
| Office Products Europe / Australia | 357.1 | 370.2 | (3.5%) | 1,093.1 | 1,156.0 | (5.4%) |
| Paper Merchanting | 649.1 | 725.9 | (10.6%) | 2,018.0 | 2,256.6 | (10.6%) |
| Graphic Systems | 91.8 | 109.3 | (16.1%) | 258.6 | 322.2 | (19.7%) |
| **Buhrmann** | **2,053.3** | **2,408.9** | **(14.8%)** | **6,342.6** | **7,523.0** | **(15.7%)** |

## Added value

| in millions of euro | 3rd quarter 2003 | 3rd quarter 2002 | verschil | January – September 2003 | January – September 2002 | verschil |
|---|---|---|---|---|---|---|
| Office Products North America | 249.1 | 295.0 | (15.5%) | 774.8 | 980.8 | (21.0%) |
| Office Products Europe/Australia | 96.8 | 99.7 | (2.9%) | 293.1 | 308.9 | (5.1%) |
| Paper Merchanting | 101.4 | 109.0 | (7.0%) | 319.6 | 346.9 | (7.9%) |
| Graphic Systems | 21.2 | 24.9 | (14.8%) | 60.1 | 76.3 | (21.2%) |
| **Buhrmann** | **468.6** | **528.5** | **(11.3%)** | **1,447.6** | **1,712.7** | **(15.5%)** |

## Added value as a % of net sales

| | 3rd quarter 2003 | 3rd quarter 2002 | January – September 2003 | January – September 2002 |
|---|---|---|---|---|
| Office Products North America | 26.1% | 24.5% | 26.1% | 25.9% |
| Office Products Europe / Australia | 27.1% | 26.9% | 26.8% | 26.7% |
| Paper Merchanting | 15.6% | 15.0% | 15.8% | 15.4% |
| Graphic Systems | 23.1% | 22.8% | 23.3% | 23.7% |
| **Buhrmann** | **22.8%** | **21.9%** | **22.8%** | **22.8%** |

## Operating result (EBITA/EBIT)

| in millions of euro | 3rd quarter 2003 | 3rd quarter 2002 | January – September 2003 | January – September 2002 |
|---|---|---|---|---|
| Office Products North America | 37.8 | 40.9 | 120.3 | 172.9 |
| Office Products Europe / Australia | 9.4 | 17.0 | 29.6 | 45.1 |
| Paper Merchanting | 12.8 | 13.6 | 40.0 | 51.6 |
| Graphic Systems | (3.0) | 2.0 | (13.6) | 5.6 |
| Holdings | (4.0) | (5.3) | 48.0 | (16.4) |
| **EBITA** | **53.0** | **68.2** | **224.2** | **258.9** |
| Goodwill | (12.9) | (16.7) | (39.0) | (52.9) |
| **EBIT** | **40.1** | **51.4** | **185.2** | **206.0** |

## Average capital employed

| in millions of euro | 2003 Q3 | Q2 | Q1 | 2002 Q4 | Q3 | Q2 | Q1 | 2001 Q4 | Q3 |
|---|---|---|---|---|---|---|---|---|---|
| Office Products North America | 637.6 | 680.1 | 767.6 | 839.2 | 870.1 | 972.1 | 1,067.0 | 1,017.5 | 1,071.9 |
| Office Products Europe / Australia | 187.1 | 186.6 | 202.2 | 212.1 | 212.0 | 207.8 | 213.4 | 230.1 | 232.3 |
| Paper Merchanting | 602.9 | 602.4 | 622.0 | 670.9 | 689.6 | 687.0 | 683.0 | 684.5 | 693.6 |
| Graphic Systems | 126.7 | 131.5 | 133.2 | 120.9 | 121.0 | 123.6 | 125.1 | 120.2 | 121.2 |
| Other activities and holdings | 20.5 | 25.1 | 23.4 | 26.2 | 23.8 | 17.4 | 15.5 | 16.1 | (4.2) |
| **Buhrmann, excluding goodwill** | **1,574.8** | **1,625.7** | **1,748.4** | **1,869.2** | **1,916.6** | **2,007.9** | **2,103.9** | **2,068.5** | **2,114.9** |
| Goodwill | 1,682.6 | 1,686.6 | 1,755.3 | 2,265.8 | 2,447.3 | 2,578.7 | 2,702.9 | 2,644.9 | 2,695.4 |
| **Buhrmann, including goodwill** | **3,257.4** | **3,312.3** | **3,503.7** | **4,135.0** | **4,363.9** | **4,586.6** | **4,806.8** | **4,713.4** | **4,810.2** |

## ROCE (in %)

| | 2003 Q3 | Q2 | Q1 | 2002 Q4 | Q3 | Q2 | Q1 | 2001 Q4 | Q3 |
|---|---|---|---|---|---|---|---|---|---|
| Office Products North America | 23.7% | 23.2% | 22.4% | 11.6% | 18.8% | 25.1% | 26.6% | 23.8% | 20.1% |
| Office Products Europe / Australia | 20.1% | 25.6% | 16.3% | 35.8% | 32.0% | 25.1% | 28.3% | 36.0% | 24.1% |
| Paper Merchanting | 8.5% | 8.3% | 9.4% | 13.2% | 7.9% | 10.7% | 11.6% | 16.6% | 9.6% |
| Graphic Systems | (9.4%) | (5.2%) | (26.8%) | 57.3% | 6.5% | 10.2% | 1.7% | 64.2% | 12.6% |
| **Buhrmann, excluding goodwill** | **13.5%** | **15.8%** | **24.5%** | **17.8%** | **14.2%** | **17.9%** | **19.2%** | **24.1%** | **15.8%** |
| **Buhrmann, including goodwill** | **4.9%** | **6.2%** | **10.7%** | **(49.0%)** | **4.7%** | **6.3%** | **6.9%** | **9.1%** | **5.5%** |

## Net result per share
## fully diluted

| | 2003 Q3 | Q2 | Q1 | 2002 Q4 | Q3 | Q2 | Q1 | 2001 Q4 | Q3 |
|---|---|---|---|---|---|---|---|---|---|
| *Per ordinary share in euros* | | | | | | | | | |
| Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill | 0.03 | 0.07 | 0.57 | 0.26 | 0.08 | 0.21 | 0.22 | 0.40 | 0.13 |

## Consolidated cash flow statement

| in millions of euro | 2003 Q3 | Q2 | Q1 | 2002 Q4 | Q3 | Q2 | Q1 | 2001 Q4 | Q3 |
|---|---|---|---|---|---|---|---|---|---|
| EBITDA | 80 | 89 | 135 | 111 | 96 | 118 | 131 | 147 | 113 |
| Additions to / (release of) provisions | 5 | 1 | 4 | 5 | – | 1 | (6) | 2 | 13 |
| **Operating result on a cash basis** | **85** | **90** | **139** | **116** | **96** | **119** | **125** | **149** | **126** |
| (Increase) / decrease in inventories | 16 | 16 | (6) | 30 | (16) | 5 | (8) | 31 | 19 |
| (Increase) / decrease in trade receivables | 56 | (23) | 119 | 28 | 125 | (52) | 94 | 50 | 89 |
| Increase / (decrease) in trade creditors | (74) | 69 | (164) | 73 | (120) | 149 | (274) | 180 | (76) |
| (Increase) / decrease in other receivables and liabilities | 31 | (17) | 42 | (36) | 26 | (16) | 45 | (69) | 28 |
| **(Increase) / decrease in working capital** | **30** | **45** | **(9)** | **95** | **15** | **86** | **(143)** | **192** | **60** |
| Financial payments | (41) | (40) | (36) | (49) | (46) | (56) | (50) | (52) | (63) |
| Other operational payments | (15) | (16) | (11) | (20) | (12) | (11) | (7) | 3 | (37) |
| **Cash flow from operational activities** | **59** | **79** | **83** | **142** | **53** | **138** | **(75)** | **292** | **86** |
| Investments in tangible fixed assets | (20) | (22) | (18) | (30) | (16) | (30) | (31) | (21) | (42) |
| Acquisitions, integration and divestments | (6) | (1) | (7) | (5) | (11) | 43 | (58) | (55) | (70) |
| **Available cash flow** | **33** | **56** | **58** | **107** | **26** | **151** | **(164)** | **216** | **(26)** |
| Cash flow from financing activities | (26) | (61) | (12) | (145) | 60 | (157) | 34 | (163) | (9) |
| **Net cash flow** | **7** | **(5)** | **46** | **(38)** | **86** | **(6)** | **(130)** | **53** | **(35)** |

| in millions of euro | 2003 | | | 2002 | | | | 2001 | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| **Net sales** | 2,053.3 | 2,135.6 | 2,153.6 | 2,424.5 | 2,408.9 | 2,567.5 | 2,546.6 | 2,709.0 | 2,580.6 |
| Cost of sales | (1,584.7) | (1,658.8) | (1,651.5) | (1,884.4) | (1,880.4) | (1,988.8) | (1,941.1) | (2,088.9) | (1,980.0) |
| **Added value** | 468.6 | 476.9 | 502.1 | 540.1 | 528.5 | 578.7 | 605.6 | 620.1 | 600.5 |
| Operating costs | (389.2) | (395.1) | (422.9) | (428.7) | (432.7) | (460.7) | (475.1) | (473.3) | (487.7) |
| Exceptional operating costs | 0.6 | 7.3 | 55.9 | 0.1 | – | – | – | – | – |
| **EBITDA** | 80.0 | 89.0 | 135.1 | 111.4 | 95.8 | 118.0 | 130.4 | 146.8 | 112.8 |
| Depreciation | (27.0) | (25.0) | (27.9) | (28.4) | (27.6) | (28.0) | (29.7) | (22.1) | (29.4) |
| **EBITA** | 53.0 | 64.0 | 107.2 | 83.0 | 68.2 | 90.0 | 100.8 | 124.8 | 83.4 |
| Amortisation of goodwill | (12.9) | (12.7) | (13.4) | (590.0) | (16.7) | (17.8) | (18.4) | (17.2) | (17.8) |
| **Operating result (EBIT)** | 40.1 | 51.3 | 93.8 | (507.0) | 51.4 | 72.2 | 82.4 | 107.5 | 65.6 |
| | | | | | | | | | |
| Net financing costs | (41.4) | (44.4) | (46.8) | (41.9) | (48.9) | (57.8) | (50.2) | (50.4) | (53.9) |
| Result on ordinary operations before tax | (1.3) | 6.9 | 47.0 | (548.8) | 2.5 | 14.5 | 32.2 | 57.1 | 11.7 |
| Taxes | (1.5) | (1.3) | 2.7 | 1.9 | (1.7) | (6.5) | (11.1) | (8.2) | (3.2) |
| Exceptional tax items | – | – | 30.0 | – | – | – | – | – | – |
| Other financial results | 0.6 | 0.0 | – | 3.0 | 0.2 | 12.6 | (0.0) | (0.1) | (0.7) |
| Minority interests | (4.0) | (3.7) | (2.1) | (2.7) | (3.3) | (3.7) | (2.5) | (2.0) | (2.6) |
| **Net result on ordinary operations** | **(6.1)** | **1.9** | **77.7** | **(546.7)** | **(2.3)** | **17.0** | **18.5** | **46.9** | **5.2** |
| | | | | | | | | | |
| Extraordinary result net | (0.0) | 0.0 | (0.0) | (74.3) | 0.0 | 0.0 | (0.0) | (9.3) | (0.3) |
| **Net result** | **(6.1)** | **1.9** | **77.7** | **(621.0)** | **(2.3)** | **17.0** | **18.5** | **37.6** | **4.9** |
| **Net result on ordinary operations before amortisation of goodwill (Cash earnings)** | 6.8 | 14.6 | 91.0 | 43.3 | 14.4 | 34.8 | 36.9 | 64.1 | 23.0 |
| | | | | | | | | | |
| **Ratios** | | | | | | | | | |
| Added value as a % of net sales | 22.8% | 22.3% | 23.3% | 22.3% | 21.9% | 22.5% | 23.8% | 22.9% | 23.3% |
| EBITDA as a % of net sales | 3.9% | 4.2% | 6.3% | 4.6% | 4.0% | 4.6% | 5.1% | 5.4% | 4.4% |
| EBITA as a % of net sales | 2.6% | 3.0% | 5.0% | 3.4% | 2.8% | 3.5% | 4.0% | 4.6% | 3.2% |
| EBIT as a % of net sales | 2.0% | 2.4% | 4.4% | (20.9%) | 2.1% | 2.8% | 3.2% | 4.0% | 2.5% |

**Figures per division**

Net sales

| in millions of euro | 2003 | | | 2002 | | | | 2001 | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Office Products North America | 955.3 | 1,014.2 | 1,003.3 | 1,142.6 | 1,203.5 | 1,313.8 | 1,270.9 | 1,337.4 | 1,334.2 |
| Office Products Europe / Australia | 357.1 | 358.1 | 378.0 | 384.0 | 370.2 | 390.0 | 395.8 | 402.9 | 387.4 |
| Paper Merchanting | 649.1 | 658.6 | 710.3 | 731.4 | 725.9 | 750.7 | 780.0 | 782.4 | 743.4 |
| Graphic Systems | 91.8 | 104.7 | 62.1 | 166.5 | 109.3 | 112.9 | 100.0 | 186.2 | 115.6 |
| **Buhrmann** | 2,053.3 | 2,135.6 | 2,153.6 | 2,424.5 | 2,408.9 | 2,567.5 | 2,546.6 | 2,709.0 | 2,580.6 |

Operating result (EBITA/EBIT)

| in millions of euro | 2003 | | | 2002 | | | | 2001 | |
|---|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Office Products North America | 37.8 | 39.5 | 43.0 | 24.2 | 40.9 | 61.0 | 71.0 | 60.6 | 53.8 |
| Office Products Europe / Australia | 9.4 | 11.9 | 8.2 | 19.0 | 17.0 | 13.1 | 15.1 | 20.7 | 14.0 |
| Paper Merchanting | 12.8 | 12.6 | 14.6 | 22.1 | 13.6 | 18.3 | 19.8 | 28.5 | 16.7 |
| Graphic Systems | (3.0) | (1.7) | (8.9) | 17.3 | 2.0 | 3.2 | 0.5 | 19.3 | 3.8 |
| Holdings | (4.0) | 1.8 | 50.3 | 0.3 | (5.3) | (5.5) | (5.6) | (4.3) | (4.9) |
| **EBITA** | 53.0 | 64.0 | 107.2 | 83.0 | 68.2 | 90.0 | 100.8 | 124.8 | 83.4 |
| Goodwill | (12.9) | (12.7) | (13.4) | (590.0) | (16.7) | (17.8) | (18.4) | (17.2) | (17.8) |
| **EBIT** | 40.1 | 51.3 | 93.8 | (507.0) | 51.4 | 72.2 | 82.4 | 107.5 | 65.6 |

| ROS-% (EBITAE / EBITE as a % of net sales) excluding exceptional results | 3rd quarter | | January - September | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Office Products North America | 4.0% | 3.4% | 4.0% | 4.6% |
| Office Products Europe / Australia | 2.6% | 4.6% | 2.7% | 3.9% |
| Paper Merchanting | 2.0% | 1.9% | 2.0% | 2.3% |
| Graphic Systems | (2.7%) | 1.8% | (5.1%) | 1.7% |
| Holding EBITA as a % of Buhrmann's total net sales | (0.3%) | (0.2%) | (0.3%) | (0.2%) |
| **Buhrmann before amortisation of goodwill (EBITAE)** | **2.6%** | **2.8%** | **2.5%** | **3.4%** |
| *Buhrmann after amortisation of goodwill (EBITE)* | **1.9%** | **2.1%** | **1.9%** | **2.7%** |

| Average capital employed | 3rd quarter | | January - September | |
|---|---|---|---|---|
| *in millions of euro* | **2003** | 2002 | **2003** | 2002 |
| Office Products North America | 637.6 | 870.1 | 697.9 | 968.3 |
| Office Products Europe / Australia | 187.1 | 212.0 | 193.6 | 212.2 |
| Paper Merchanting | 602.9 | 689.6 | 611.3 | 687.3 |
| Graphic Systems | 126.7 | 121.0 | 129.9 | 122.6 |
| Other activities and holdings | 20.5 | 23.8 | 21.9 | 18.4 |
| **Buhrmann, excluding goodwill** | **1,574.8** | **1,916.6** | **1,654.5** | **2,008.8** |
| Goodwill | 1,682.6 | 2,447.3 | 1,708.6 | 2,578.0 |
| **Buhrmann, including goodwill** | **3,257.4** | **4,363.9** | **3,363.2** | **4,586.9** |

| ROCE in % | 3rd quarter | | January - September | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Office Products North America | 23.7% | 18.8% | 23.0% | 23.8% |
| Office Products Europe / Australia | 20.1% | 32.0% | 20.4% | 28.4% |
| Paper Merchanting | 8.5% | 7.9% | 8.7% | 10.0% |
| Graphic Systems | (9.4%) | 6.5% | (14.0%) | 6.1% |
| **Buhrmann, excluding goodwill** | **13.5%** | **14.2%** | **18.1%** | **17.2%** |
| **Buhrmann, including goodwill** | **4.9%** | **4.7%** | **7.3%** | **6.0%** |

| Organic growth of sales | 3rd quarter | | January - September | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Office Products North America | (9%) | 3% | (5%) | (1%) |
| Office Products Europe / Australia | (4%) | (5%) | (4%) | (2%) |
| Paper Merchanting | (7%) | (3%) | (7%) | (3%) |
| Graphic Systems | (12%) | (7%) | (16%) | (15%) |
| **Buhrmann** | **(8%)** | **0%** | **(6%)** | **(2%)** |

| Number of employees | 30 September | | 31 December |
|---|---|---|---|
| | **2003** | 2002 | 2002 |
| Office Products North America | 11,065 | 12,414 | 12,211 |
| Office Products Europe / Australia | 5,926 | 5,978 | 6,023 |
| Paper Merchanting | 5,142 | 5,441 | 5,411 |
| Graphic Systems | 1,125 | 1,147 | 1,139 |
| Holdings | 73 | 73 | 74 |
| **Buhrmann** | **23,330** | **25,052** | **24,857** |

Organic growth of sales

| | 2003 | | | 2002 | | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Office Products North America | (9%) | (4%) | 1% | (3%) | 3% | 0% | (6%) | (4%) | 0% |
| Office Products Europe / Australia | (4%) | (5%) | (4%) | (4%) | (5%) | 1% | (2%) | (2%) | 6% |
| Paper Merchanting | (7%) | (8%) | (7%) | (5%) | (3%) | (3%) | (4%) | (6%) | (5%) |
| Graphic Systems | (12%) | (13%) | (25%) | (10%) | (7%) | (18%) | (18%) | (2%) | 1% |
| **Buhrmann** | **(8%)** | **(6%)** | **(4%)** | **(4%)** | **0%** | **(2%)** | **(5%)** | **(4%)** | **0%** |

## Exchange rates

| | 2003 | | | 2002 | | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Euro versus US$, average rate | $1.12 | $1.14 | $1.07 | $1.01 | $0.99 | $0.92 | $0.88 | $0.90 | $0.89 |
| Euro versus US$, end rate | $1.17 | $1.14 | $1.09 | $1.05 | $0.96 | $1.00 | $0.87 | $0.88 | $0.91 |

## Safe Harbour Statement

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.







Printed on Hello Matt, 135 gsm

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
PO Box 23456
1100 DZ Amsterdam ZO
The Netherlands

Telephone +31(0)20 651 11 11
Fax +31(0)20 651 10 00
www.buhrmann.com